Filed Pursuant to Rule 433
Registration Nos. 333-226056
and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

April 1, 2020

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	2.75% Debentures, Series due May 1, 2025
Registration Format:	SEC Registered
Principal Amount:	$1,250,000,000
Date of Maturity:	May 1, 2025
Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, beginning November 1, 2020
Coupon Rate:	2.75%
Price to Public:	99.858% of the principal amount thereof
Benchmark Treasury:	0.500% due March 31, 2025
Benchmark Treasury Yield:	0.380%
Spread to Benchmark
Treasury Yield:	240 basis points
Reoffer Yield:	2.780%
Redemption:	Redeemable at any time prior to April 1, 2025, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 40 basis points; and redeemable at any time on or after April 1, 2025, at 100% of the principal amount plus any accrued and unpaid interest
Trade Date:	April 1, 2020
Settlement Date:*	April 6, 2020
CUSIP / ISIN Number:	65339K BQ2/US65339KBQ22

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers

ABN AMRO Securities (USA) LLC

Hancock Whitney Investment Services, Inc.

Huntington Securities, Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Junior Co-Managers

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

___________________

*	It is expected that delivery of the Debentures will be made against payment therefor on or about April 6, 2020, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated April 1, 2020.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. toll-free at 1-800-807-6030, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 and TD Securities (USA) LLC toll-free at 1-855-495-9846.